THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the contents of this Document or the action you should take, you should consult an appropriately authorized independent financial adviser in your jurisdiction.

Gambling.com Group Limited

(Incorporated in Jersey with registered no. 135800)

Notice of 2022 Annual General Meeting

Notice of the Annual General Meeting of the Company to be held at 14:00 Central European Time on May 18, 2022 at The Atlantic Hotel and Ocean Restaurant, Garden Suite Meeting Room, Le Mont de la Pulente, St Brelade, Jersey JE3 8HE Channel Islands is set out on pages 4 to 5 of this Document.

Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company.

Only those persons entered on the register of members of the Company as at March 25, 2022 (the "Record Date") shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

Whether or not you propose to attend the Annual General Meeting, you are encouraged to complete and submit the accompanying Form of Proxy in accordance with the instructions printed on it. The Form of Proxy must be completed, signed and returned so as to reach the Company’s proxy tabulator, Mediant Communications, Inc., at P.O. Box 8016, Cary, North Carolina, United States 27512-9903, or submitted by internet, by no later than May 17, 2022 (or, if the Annual General Meeting is adjourned by 48 hours of less, either in accordance with the above, by the chairman of the meeting or the secretary or any director at the original meeting, or at such address and by such time as the chairman of the meeting may direct, or if the Annual General Meeting is adjourned by more than 48 hours, 24 hours before the adjourned meeting (excluding any part of a day that is not a working day (within the meaning of Article 96(4B) of the Companies (Jersey) Law 1991 (the "Jersey Companies Law"))) before the time fixed for the adjourned meeting).

If you beneficially own shares in the Company in the Depositary Trust Company ("DTC") system as at the Record Date, a separate instruction card will be sent to you so that you may give voting instructions to your broker or nominee in respect of your shares.

The return of a completed Form of Proxy will not prevent a shareholder from attending the Annual General Meeting and voting in person if such shareholder wishes to do so, however, if a shareholder does attend and vote at the Annual General Meeting any proxy appointment will be treated as revoked.

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LETTER FROM OUR CHIEF EXECUTIVE OFFICER

Gambling.com Group Limited

(Incorporated in Jersey with registered no. 135800)

Directors:	Registered Office:
Mark Blandford – Chairman of the Board of Directors Charles Gillespie - Chief Executive Officer Susan Ball Fredrik Burvall Gregg Michaelson Pär Sundberg	Gambling.com Group Limited 22 Grenville Street St Helier Jersey JE4 8PX

April 8, 2022

Dear shareholder,

Annual General Meeting – 2022

I am delighted to inform you that the first annual general meeting (the “Annual General Meeting”) of Gambling.com Group Limited (the “Company”) will be held at 14:00 Central European Time on May 18, 2022, at The Atlantic Hotel and Ocean Restaurant, Garden Suite Meeting Room, Le Mont de la Pulente, St Brelade, Jersey JE3 8HE Channel Islands.

The formal notice convening the Annual General Meeting is set out on pages 4 and 5 of this Document (the “Notice”). Explanatory notes to each of the resolutions to be considered at the Annual General Meeting can be found beginning on page 10.

Accompanying the Notice is the Company’s audited Annual Report and Accounts for the financial year ended December 31, 2021.

In the opinion of the directors, approval of each of the resolutions to be proposed at the Annual General Meeting is in the best interests of the Company and its shareholders as a whole. Accordingly, the directors unanimously recommend that you vote in favor of each of the resolutions at the Annual General Meeting, as they intend to do in respect of their own beneficial shareholdings in the Company.

The Annual General Meeting is an opportunity for shareholders to communicate with the directors and I hope that you are able to attend. If you cannot attend, I would encourage you, regardless of the number of shares you own, to vote on the resolutions by completing and returning the enclosed Form of Proxy in accordance with the instructions printed on the form as soon as possible so as to reach the Company’s proxy tabulator, Mediant Communications, Inc., at P.O. Box 8016, Cary, North Carolina United States 27512-9903, or submitted by internet, by no later than May 17, 2022.

Further information regarding proxy appointments can be found starting on page 6 of this Document. The appointment of a proxy does not prevent you from attending and voting at the Annual General Meeting in person.

Only those persons entered on the register of members of the Company as at March 25, 2022 (the "Record Date") shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. At the close of business on the Record Date, the Company had outstanding 35,379,858.000 ordinary shares, no par value.

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If you beneficially own our shares in “street name” through Cede & Co., as nominee for the Depositary Trust Company as at the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you beneficially own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of the shares, or its appointed proxy, will vote your shares according to such voting instructions.

I look forward to seeing you at the meeting.

Yours sincerely,

Charles Gillespie

Chief Executive Officer and Director

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NOTICE OF ANNUAL GENERAL MEETING

Gambling.com Group Limited

(Incorporated in Jersey with registered no. 135800)

Notice is hereby given that the annual general meeting of Gambling.com Group Limited (the “Company”) will be held at 14:00 Central European Time on May 18, 2022, at The Atlantic Hotel and Ocean Restaurant, Garden Suite Meeting Room, Le Mont de la Pulente, St Brelade, Jersey JE3 8HE Channel Islands (the “Annual General Meeting”).

You will be asked to consider and vote upon the ordinary resolutions and special resolution set out below. Voting on all resolutions at the Annual General Meeting will be by way of poll.

ORDINARY RESOLUTIONS

1.
To receive the Company’s Annual Report and Accounts for the financial year ended December 31, 2021, together with the reports of the directors and the auditor.
2.
To re-appoint Susan Ball as a Class I director of the Company.
3.
To re-appoint Fredrik Burvall as a Class I director of the Company.
4.
To re-appoint BDO LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2023.
5.
To authorize the audit committee to fix the remuneration of the auditors.

SPECIAL RESOLUTION (AND RELATED ORDINARY RESOLUTION)

Special Resolution

6.
To generally and unconditionally authorize the directors pursuant to Article 57 of the Companies (Jersey) Law 1991 to allow the Company to make market purchases of the Company’s ordinary shares, on such terms and in such manner as the directors of the Company may from time to time determine, provided that:

a)
the maximum aggregate number of the Company’s ordinary shares that may be purchased is 30,000,000;

b)
the minimum price (excluding expenses) which may be paid for each ordinary share is US$0.01;

c)
the maximum price (excluding expenses) which may be paid for each ordinary share is US$1,000.00; and

d)
the authority hereby conferred shall, unless renewed, varied or revoked by the Company, expire on May 18, 2027, save that the Company may make a contract to purchase Shares under such authority prior to the expiry of such authority which will or may be executed wholly or partly after the expiration of such authority and may make a purchase in pursuance of such contract.

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Ordinary resolution

7.
To generally and unconditionally authorize the Company pursuant to Article 58A of Companies (Jersey) Law 1991 to, if the directors so approve, hold as treasury shares any Shares purchased pursuant to the authority conferred by resolution 6.

April 8, 2022

By order of the Board

Mourant Secretaries (Jersey) Limited, Company Secretary

Registered Office:

22 Grenville Street St Helier Jersey JE4 8PX

Registered in Jersey No. 135800

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Important Notes

Entitlement to attend and vote

1.
Registered holders: The Company, pursuant to the articles of association (the "Articles"), specifies that only those persons entered on the register of members of the Company as at March 25, 2022 (the "Record Date") shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after the Record Date shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting. Except as discussed below under “2. Beneficial owners,” instructions in this Notice relating to appointment of proxies and voting by proxy apply only to registered holders.
2.
Beneficial owners: If you beneficially own our shares in “street name” through Cede & Co., as nominee for the Depositary Trust Company, as at the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of your shares, or its appointed proxy, will vote your shares according to such voting instructions. Your voting instructions must be received by your broker or nominee, so as to subsequently reach the Company’s proxy tabulator, Mediant Communications, Inc., at P.O. Box 8016, Cary, North Carolina United States 27512-9903, or be submitted by internet, by no later than May 17, 2022. You may also obtain a legal proxy from your broker or nominee to vote at the Annual General Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the shares at the Record Date.

Appointment and instruction of proxies

3.
Appointment of proxies: Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company.
4.
Voting by proxy: A Form of Proxy which may be used to make such appointment and give proxy instructions accompanies this notice. To be valid, any Form of Proxy must be received by post at P.O. Box 8016, Cary, North Carolina United States 27512-9903, or submitted by internet, by no later than May 17, 2022 (or, if the Annual General Meeting is adjourned by 48 hours or less, either in accordance with the above, by the chairman of the meeting or the secretary or any director at the original meeting, or at such address and by such time as the chairman of the meeting may direct, or, if the Annual General Meeting is adjourned by more than 48 hours, 24 hours (excluding any part of a day that is not a working day (within the meaning of Article 96(4B) of the Jersey Companies Law)) before the time fixed for the adjourned meeting). You can vote by internet by going to http://www.proxypush.com/GAMB.
5.
Effect of returning executed proxy without instructions: If you are a registered holder and submit proxy voting instructions but do not direct how your shares should be voted on each item, the person(s) named as proxy or proxies (provided not the Chairman of the Board (the “Chairman”) or another of our directors) will vote or abstain from voting at his or her discretion. If you appoint the Chairman or another director as your proxy on any resolution, he or she will vote in favor of the resolution. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.

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6.
Authorized signatories voting by proxy: In the case of a shareholder which is a body corporate, the Form of Proxy must be executed under its common seal or signed on its behalf by an agent or officer authorized for that purpose.
7.
Powers of attorney for voting by proxy: Any power of attorney or any other authority under which the Form of Proxy is signed (or a duly certified copy of such power or authority) must be included with the Form of Proxy.
8.
Joint shareholders: If more than one of the joint holders of a share tenders a vote on the same resolution, the vote of the senior who tenders a vote shall be accepted to the exclusion of the vote(s) of the other joint holders, seniority being determined by the order in which the names stand in the register in respect of the relevant share.
9.
Revocation of proxy vote: If two or more valid but differing proxy appointments are received in respect of the same share, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share, and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. Additionally, the return of a completed Form of Proxy will not prevent a shareholder attending the Annual General Meeting and voting in person if he/she wishes to do so, however, if a shareholder does attend and vote at the Annual General Meeting any proxy appointment will be treated as revoked.
10.
Voting standard: Resolutions 1, 2, 3, 4, 5 and 7 will be proposed as ordinary resolutions. This means that, to pass, a simple majority of the votes cast must be in favor of resolutions 1, 2, 3, 4, 5 and 7. Resolution 6 will be proposed as a special resolution. This means that, to pass, two-thirds of the votes cast must be in favor of resolution 6.
11.
Withheld votes: A vote withheld (also called an “abstention”) is not considered a “vote cast” and is therefore not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting. However, the vote will count as present and entitled to vote for purposes of determining a quorum.
12.
Broker non-votes: A “broker non-vote” occurs when a broker or nominee of record holding shares for a beneficial owner does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote (and are considered entitled to vote for purposes of a quorum) on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only proposals that we believe may be considered routine are Proposals 1 and 4; however, we expect that they will not be treated as routine matters since our proxy statement is prepared in compliance with the Companies (Jersey) Law 1991, and regulations promulgated thereunder (the “Jersey Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any non-routine proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote”. Therefore, it is important for a shareholder that holds shares through a broker or nominee to instruct its broker or nominee how to vote its shares, if the shareholder wants its shares to count for all proposals.

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Corporate representatives

13.
Authorization: A body corporate which is a member of the Company may, by resolution of its board or other governing body, authorize any person or persons to act as its representative or representatives at the Annual General Meeting. A body corporate shall be deemed to be present in person at the Annual General Meeting if one or more of its representatives is present at that meeting.
14.
Evidence of authority: The board or any director or the secretary may (but is not bound to) require evidence of the authority of any such representatives. Any authorization in writing purporting to be signed by an officer of, or other person duly authorized for the purpose by, the body corporate shall be conclusive evidence of the authority of the representatives to act on behalf of the body corporate.
15.
Joint authority: Where more than one person is authorized to represent a body corporate and more than one person purports to exercise a power on behalf of that body corporate, if each such person purports to exercise the power in the same way, the power is treated as exercised in that way; and if each such person does not purport to exercise the power in the same way, the power is treated as not exercised.

Voting

16.
At the meeting voting on each resolution will be by way of a poll.

Communications

17.
Members who have general queries about the Annual General Meeting should contact the Company’s General Counsel at agm@gdcgroup.com. No other method of communication will be accepted. You may not use any electronic address provided either in this notice or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

Attendance

18.
Quorum: The requisite quorum for the Annual General Meeting shall be present where two shareholders are present in person or by proxy and are entitled to vote at the Annual General Meeting, unless each such person is appointed as proxy of a shareholder in relation to the Annual General Meeting and they are proxies of the same shareholder.
19.
Attendance in Person: Shareholders, or their proxies, intending to attend the Annual General Meeting in person are requested, if possible, to arrive at the venue for the Annual General Meeting at least 20 minutes prior to the commencement of the Annual General Meeting at 14:00 Central European Time on May 18, 2022, so that their shareholding may be checked against the Company’s register of members and attendances recorded.

The Company is currently monitoring all government guidelines in Jersey to ensure that any special measures required to be put in place for the 2022 Annual General Meeting in response to the ongoing COVID-19 situation are implemented. If we determine that we need to change the format of our meeting to allow shareholder participation by means of remote communication, we will announce the decision to do so (in the format required by guidance of the U.S. Securities and Exchange Commission (the "SEC")) and include details on our website (http://www.gambling.com/corporate), in each case, prior to the Annual General Meeting. If you plan to attend the Annual General Meeting in person, please check our website before you travel. The contents of our website are not incorporated by reference in and do not constitute a part of this notice.

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In light of the ongoing COVID-19 situation globally, we strongly encourage shareholders to appoint the relevant persons as their proxy (as per the instructions included in the Notice of Annual General Meeting) with their voting instructions.

Other

20.
Notice: A copy of this Notice (which contains the full unabridged text of the resolutions to be proposed at the Annual General Meeting) and a copy of the Articles can be found at www.gambling.com/corporate. Should you wish to request a further copy of this document, please send your request to the attention of Sara Fletcher, Mourant Governance Services (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Tel: +44 1534 676 000; Email: MourantGSjersey@mourant.com).

21.
Solicitation Costs: We are paying for the distribution of the proxy materials and solicitation of the proxies. As part of this process, we reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our shareholders. Proxy solicitation expenses that we will pay include those for preparation, mailing, returning and tabulating the proxies. Our directors, officers, and employees may also solicit proxies on our behalf in person, by telephone, email, or facsimile, but they do not receive additional compensation for providing those services.

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EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

Voting on all resolutions at the Annual General Meeting will be by way of a poll rather than a show of hands. This reflects best practice and means that votes of both shareholders who have lodged proxies and shareholders who attend the meeting will be taken into account.

We will announce preliminary results at the Annual General Meeting. We will report final results by furnishing a Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) promptly after the Annual General Meeting. If final results are not available at that time, we will provide preliminary voting results in the Form 6-K and will provide the final results in an amendment to the Form 6-K as soon as they become available. The results will also published on our website as soon as practicable following the conclusion of the Annual General Meeting.

Resolution 1 - Annual Report and Accounts for the financial year ended December 31, 2021

The directors are required to present to shareholders at the Annual General Meeting the Annual Report and Accounts for the financial year ended December 31, 2021. The annual accounts for the financial year ended December 31, 2021, the report of the directors and the report of the auditor are contained within such Annual Report and Accounts.

As a company organized under the laws of the Bailiwick of Jersey, for each financial year the directors must present audited accounts and an independent auditor’s report on the financial statements to shareholders at an annual general meeting. Those to be presented at the Annual General Meeting are in respect of the year ended December 31, 2021 and will be delivered to the Jersey Companies Registry following the Annual General Meeting. The Jersey statutory accounts are substantially similar to the financial statements included in our Annual Report, which was filed with the SEC on March 25, 2022 and distributed to our shareholders with this proxy statement. In accordance with our obligations under Jersey law, we will provide our shareholders at the Annual General Meeting an opportunity to receive the annual report and ask any relevant and appropriate questions of the representative of BDO LLP in attendance at the Annual General Meeting. The full accounts, including the independent auditor’s report, of the Company will be available for inspection prior to and during the Annual General Meeting. The vote on this resolution is an advisory vote only, and therefore, not binding on the Company or the Board. However, the Board will consider the voting results when making decisions regarding the future strategy and operations of the Company.

Resolutions 2 and 3 - Re-appointment of directors

Under the Company's Articles, the directors of the Company are classified into three classes: Class I Directors, Class II Directors, and Class III Directors.

In accordance with Article 57 of the Articles, at the first annual general meeting of the Company, the Class I Directors, being Susan Ball and Fredrik Burvall must retire from office, but shall be eligible for re-appointment. If re-appointed, they shall be entitled to serve until the date of the Company's 2025 annual general meeting.

Each re-appointment shall be considered as a separate resolution in accordance with Article 55 of the Articles.

Biographical details of the director nominees up for re-appointment at the meeting, as well as the other directors not currently up for re-appointment, are set out below.

Class I Director Nominees Whose Terms Expire at the Annual Meeting

Susan Ball has served as a director since February 2018. Ms. Ball also currently serves as a member of the board of directors at FSB Technology Group, a B2B omnichannel sports betting provider, and is a fellow of the Institute of Chartered Accountants in England and Wales. Ms. Ball previously served

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as a member of the board of directors at The Bannatyne Group, a premium U.K. health club and spa operator; Playtech Plc, a listed online global gaming software supplier; Kambi Group Plc, a listed sportsbetting technology provider, where she led the initial public offering in 2014; and Fig, a U.K. venture capital group. From January 2011 to June 2013, Ms. Ball served as Chief Financial Officer at MOO.com, a global online digital print business. Ms. Ball also served as Chief Financial Officer at Bookatable.com during 2010, and at Praesepe Plc, a U.K.-listed B2B gambling company from April 2007 to December 2009. From 2003 to 2008, Ms. Ball served as Chief Financial Officer at Kindred Group Plc (where she led the initial public offering of Unibet Group). Prior to this, Ms. Ball served at BrightVenture Enterprises from 2000 to 2003, a private investment vehicle which she founded, and as Finance Director of U.K.-listed Burnden Leisure Plc (formerly Mosaic Investments Plc) from 1991 to 1999. Ms. Ball began her career at Ernst & Young, where she qualified as a Chartered Accountant in 1986. Ms. Ball holds a BA (Hons) in Accountancy from Birmingham University and has completed the London Business School Corporate Finance Programme.

Fredrik Burvall has served as a director since December 2017. Mr. Burvall also currently serves as Chairman of the board of directors at M.O.B.A Network AB (Plc) and Speqta AB (Plc), and as a board member at Enteractive Malta Ltd and Aspire Global. Mr. Burvall is also the Chief Executive Officer/Owner at The Networked Nation—tNN AB, where he has served in that role since May 2017. Previously, Mr. Burvall served in several roles at Cherry AB, including as Strategic Advisor from March 2017 to July 2017, as Chief Executive Officer from May 2015 to February 2017, as Acting Chief Executive Officer from December 2014 to May 2015 and as Chief Financial Officer, Deputy CEO from September 2006 to March 2015. From February 2004 to September 2006, Mr. Burvall served as Manager of Business Control at Modern Times Group, Viasat AB. Mr. Burvall previously served as Chief Financial Officer at Ericsson Technology Licensing AB from 2001 to 2004, and he also worked in Business Control at Ericsson from January 1998 to January 2001. Mr. Burvall holds an MBA in Economics from Stockholm University and also holds a BA in Economics from Örebro University.

Class II Directors Whose Terms Expire at the Annual General Meeting in 2023

Gregg Michaelson has served as a director of Gambling.com Group since September 2019. Mr. Michaelson also currently serves as a member of the board of directors at Health Recovery Solutions, Ringmaster Technologies, Inc., Purple Lab, and Wyng. Mr. Michaelson is a General Partner at Edison Partners, a Princeton, New Jersey based private equity firm where he has served since June 2015. From November 2011 to May 2015, he served as Chief Executive Officer at Linkwell Health, a healthcare consumer engagement company. From October 2001 to November 2011, Mr. Michaelson served as President and Chief Marketing Officer at Rodale, a global health and wellness content and performance marketing company. Mr. Michaelson served as Vice President, Marketing at American Family Enterprises, a Time Warner affiliate, from June 1996 to September 2001. Mr. Michaelson began his career at Reader’s Digest Association from August 1992 to April 1996, where he served in various marketing and financial roles. Mr. Michaelson holds an MBA in Finance from New York University—Leonard N. Stern School of Business and a BA from the University of Michigan.

Pär Sundberg has served as a director since February 2018. Mr. Sundberg also currently serves as Chairman of the board of directors at Brand New Content, and as a board member at SNÖ of Sweden and Speqta. Previously, Mr. Sundberg served as a member of the board of directors at G5 Entertainment AB, KOEN Media, AB Traction, Buzzador AB and IPS Förändringskompetens AB. From July 2010 to September 2011, Mr. Sundberg served as President and Chief Executive Officer at Metronome Film & Television AB, a Film and Television production company with operations in Sweden, Norway, Denmark, Finland and the U.S. From its inception in May 1996 to August 2009, Mr. Sundberg served as President and Chief Executive Officer of OTW, Sweden’s leading content marketing group of companies that he also co-founded. From January 2000 to November 2001, Mr. Sundberg served as a member of the board of directors of Stockholm News, a free daily newspaper that he co-founded. Previously, Mr. Sundberg served as a Reporter at Expressen from 1991 to 1996. Mr. Sundberg holds a M.Sc. degree in Industrial Engineering and Management from Luleå University of Technology.

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Class III Directors Whose Terms Expire at the Annual General Meeting in 2023

Charles Gillespie is our Chief Executive Officer, Co-Founder and a director, which positions he has held since the Company’s inception in 2006. Through his tenure, Mr. Gillespie has overseen the Company’s operations across multiple jurisdictions including Europe and U.S. Under his leadership, the Company has prioritized technological investments and has completed numerous acquisitions to expand the breadth of the Company’s portfolio. He has built a reputation as a recognized leader and was named Sports Betting Community Leader of the Year in 2019. Mr. Gillespie holds a Bachelor of Art degree in Political Science and Entrepreneurship from University of North Carolina at Chapel Hill.

Mark Blandford has served as a director since October 2008 and the Chairman of the board of directors since February 2018. Mr. Blandford founded Sportingbet Plc which was one of the first online gambling companies to accept a card payment over the Internet and at one point in time the world’s largest bookmaker. Mr. Blandford led the company through a landmark initial public offering on the London Stock Exchange in 2001 to become the first publicly traded online gambling company, later winning him the award for AIM Entrepreneur of the Year in 2002. Sportingbet Plc was later recognized with the AIM Transaction of the Year award in 2005. Mr. Blandford also currently serves as Chairman of the board of directors at Double Diamond Limited and Condor Properties, and as a non-executive director of Gaming Realms PLC. Mr. Blandford is also a Partner at Burlywood Capital, a venture capital and private equity firm, where he has served in that role since 2012. Previously, Mr. Blandford served as a member of the board of directors at Mfuse LTD and Intela. Mr. Blandford holds a Higher National Diploma in Business Studies from Wolverhampton University.

Information on our corporate governance and on compensation paid to our directors starts on page 58 of the Annual Report and Accounts. On March 27, 2022, as disclosed in the Form 6-K filed by the Company with the SEC on March 28, 2022, Daniel D'Arrigo tendered his resignation from the Board in connection with a change in his principal occupation. Following Mr. D'Arrigo's resignation, the Board appointed (i) existing independent director Fredrik Burvall to serve as the Chairperson of the Nominating and Corporate Governance Committee and (ii) existing independent director Pär Sundberg to fill the vacancy on the Audit Committee, in each case effective immediately.

During the fiscal year ended December 31, 2021, all directors (including the director nominees standing for re-appointment below) attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings of the committees on which he or she served.

Resolutions 4 and 5 - re-appointment of auditor and remuneration

Under Jersey law, a company that is required to appoint an auditor must at each annual general meeting appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.

BDO LLP has expressed its willingness to continue in office as auditor, and resolution 4 approves the re-appointment of BDO LLP as auditors of the Company until the conclusion of the next annual general meeting.

Resolution 5 authorizes the audit committee to determine the remuneration of the auditors. The fees of BDO LLP for the fiscal years ended December 31, 2021 and 2020 are included below.

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BDO has served as our independent registered public accounting firm for fiscal years 2021 and 2020. Our accountant’s fees for professional services are as follows:

	YEAR ENDED DECEMBER 31,
	2021	2020
Audit fees	1,025	359
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	1,025	359

“Audit Fees” are the aggregate fees for the audit of our annual consolidated financial statements and annual statutory financial statements, reviews of interim financial statements, review of our registration statement, and related consents.

“Audit-related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are the aggregate fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“Other Fees” are any additional amounts for products and services provided by the principal accountant.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2021 and 2020 were pre-approved by our audit committee.

We expect that a representative of BDO LLP will attend the Annual General Meeting and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from shareholders.

Resolutions 6 and 7 - delegation of authority to the Board to implement future share repurchases

Our Board proposes that shareholders vote “FOR” and approve the delegation of authority to our Board to provide the Board with the authority to consummate future open market repurchases of our ordinary shares.

Generally, under Delaware law, share repurchases only require approval of a company’s board of directors; shareholder approval is not required. Under Jersey law, both board and shareholder approvals are required for a company to repurchase its shares. The intention of the approval sought in this proposal is simply to align the Company’s authority with that customarily found in Delaware corporations.

While the company currently has no intention to repurchase any of its ordinary shares, any shares reacquired by the Company will be held as treasury shares. The timing and volume of any open market share repurchases will remain subject to determinations by management in its discretion in accordance with the Board’s authorization.

Our Board believes that to provide the Company with the same capital structure flexibility as that of a Delaware corporation, it is in the best interests of the Company and its shareholders that shareholders approve such a delegation.

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If approved, the authority will extend for five years from the date of the Annual General Meeting, or until May 18, 2027.

If the shareholders do not approve this proposal, the Board will consider the reasons that the shareholders did not approve the proposal, if known, and may seek shareholder reconsideration of the proposal or a revised proposal at another general meeting of shareholders.

OTHER BUSINESS

The Board of Directors is not aware of any other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://www.gambling.com/corporate. Shareholders may download a copy of these documents without charge at https://www.gambling.com/corporate.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) that are applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice should not be taken as an admission that the Company is subject to those proxy rules.

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